NEWS RELEASE

February 7, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

DRILLING RECOMMENCES AT ALMADEN’S IXTACA PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that a two drill exploration and definition program is now underway at the Company’s wholly owned Ixtaca gold-silver project located in Puebla State, Mexico.

"Our goal for 2011 at Almaden is to outline the potential of the Ixtaca Zone through a minimum $C2MM drill program," says Morgan Poliquin, Almaden President and CEO. “Drilling in 2011 is designed to explore the size potential of the Ixtaca zone, discovered by the Company in 2010. Drilling is also planned on other targets on the property that have the potential for vein mineralisation similar to that of the Ixtaca Zone.”

The Company plans to build on the exploration success of last year, during which the Ixtaca drilling discovery was made. Since the discovery hole announced in August 2010, the Company completed a total of 14 holes in 2010, all of which intersected mineralisation. The Ixtaca gold-silver epithermal vein system has now been traced over 300 meters along strike. Highlights of the drilling to date include high grade intersections of 4.10 m of 26 g/t Au, 936 g/t Ag (hole TU-10-1), 3.17 m of 10.5 g/t Au, 586 g/t Ag (hole TU-10-12) and 1.77 m of 49 g/t Au, 1392 g/t Ag (hole TU-10-11) as well as broad intersections such as 136.92 m of 1.5 g/t Au, 36 g/t Ag (hole TU-10-10), 45.01 m of 2.4 g/t Au, 157 g/t Ag (hole TU-10-12), 203.65 m of 1.0 g/t Au, 44 g/t Ag (Hole TU-10-11) and 126.22 m of 0.9 g/t Au, 62 g/t Ag (Hole TU-10-6). True widths cannot be calculated with confidence at this time. The Company will advance this 100% owned project with the drilling program announced today which will be expanded as necessary. This program will be funded and managed by the Company.

ABOUT ALMADEN

Almaden is a well-financed (no debt, approximately $C24 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River and Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

Morgan J. Poliquin, Ph. D., P. Eng., the President and CEO of Almaden, and a qualified person (“QP”) under the meaning of National Instrument 43-101, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations. Registered geologist Jim Lunbeck, a QP under the meaning of NI 43-101, will be the QP and project manager of Almaden’s 2011 Ixtaca program.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.